Exhibit 99.1

Annual and Sustainability Reports

April 18, 2016 – 03:00 pm CET

DELHAIZE GROUP RELEASES 2015 ANNUAL AND SUSTAINABILITY REPORTS

Brussels, Belgium, April 18, 2016 – Delhaize Group announces the publication of its 2015 Annual Report and its 2015 Sustainability Progress Report. The reports are available online at https://annualreport.delhaizegroup.com/ and at https://sustainabilityreport.delhaizegroup.com/.

The Delhaize Group 2015 Annual Report highlights the Group’s accomplishments over the last year, with a focus on customer centricity. The report includes the following sections:

•	key financial figures and an interview with Mats Jansson, Chairman of the Board of Directors, and Frans Muller, President and Chief Executive Officer;

•	an overview of the Group’s Strategic Framework;

•	a performance section that includes Delhaize Group’s global operations, as well as details on each operating company;

•	corporate governance, including remuneration;

•	financial statements and notes.

“Our Annual Report highlights our solid 2015 performance and underscores our continuous commitment to customers, ensuring that they remain at the center of everything we do,” said Frans Muller, President and Chief Executive Officer of Delhaize Group.

The 2015 Sustainability Progress Report shows progress toward “Supergood,” the Group’s ambition to be a sustainability leader in all its local markets by 2020. The report features program highlights and progress against targets for each of the Group’s operating companies towards our 10-year Supergood goal. Six case studies illustrate specific projects and accomplishments in all seven countries of operation.

“Our financial performance goes hand-in-hand with our sustainability targets,” Muller said. “Those efforts contribute directly to a more efficient company.”

The Group’s work around sustainable seafood is one of the various points of pride. “As of the end of 2015, 87 percent of our private brand seafood sales – fresh, frozen and canned – are coming from sustainable sources,” Muller said.

Among the sustainability achievements in 2015 across the organization were:

Independent recognition

•	Inclusion in the Dow Jones Sustainability World and Europe Indices

Responsible products

•	87 percent of private brand seafood sales come from sustainable sources

•	40 percent increase in sales from organic products since 2014

•	100 percent palm oil used in private brand products is covered by an RSPO (Roundtable on Sustainable Palm Oil) certification system

Waste reduction

•	60 percent of total waste recycled (diverted from landfills or incinerators)

Climate action

•	13 percent decrease in CO2 emissions per sales area since 2008

•	74 stores with low carbon refrigeration systems

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Hunger relief

•	51 percent of stores and warehouses regularly donating unsold food to local charities

Health and wellbeing

•	37 percent of private brand products sold at Delhaize America earn at least one Guiding Star

•	141 wellbeing events for associates held across the Group

Diversity and inclusion

•	100 percent score earned by Delhaize America on the Human Rights Campaign’s Corporate Equality Index for fifth straight year

Marc Croonen, Delhaize Group’s Chief Human Resources Officer and EVP of Sustainability, says the 2015 report details significant progress. “We’re proud of what we have accomplished over the past five years on our journey to Supergood,” Croonen said. “Associates across the company, along with community partners on three continents, are collaborating to make our business more sustainable every step of the way.”

Read the full 2015 annual and sustainability reports online here:

https://annualreport.delhaizegroup.com/

https://sustainabilityreport.delhaizegroup.com/

Questions regarding the Group’s sustainability can be sent to sustainability@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize Group, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize Group’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement or the proposed merger with Koninklijke Ahold N.V., also known as Royal Ahold; the risk that the necessary regulatory approvals for the proposed merger with Royal Ahold may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to proposed merger with Royal Ahold on the proposed terms and timeframe; the possibility that the proposed merger with Royal Ahold does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the proposed merger with Royal Ahold; Delhaize Group’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed merger with Royal Ahold; the benefits from Delhaize Group’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed merger with Royal Ahold on the ability of Delhaize Group to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize Group’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize Group may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize Group nor any of its

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directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication. The actual performance, the success and the development over time of the business activities of Delhaize Group may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize Group does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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